SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On October 24, 2018, Hebron Technology Co., Ltd. (the “Company”) issued a press release announcing that it will hold its 2018 Annual Meeting of Shareholders on December 20, 2018, at 10:00 A.M., local time (11:00 P.M. ET on December 19, 2018), at the Company’s headquarter office at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China. Shareholders as of the record date, close of business on November 9, 2018, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 31, 2018 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, China 325024, Attention: Corporate Secretary. Proposals by email should be sent to ypchen@xibolun.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document
99.1	Press release dated October 24, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

October 24, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer